[Ameristar Letterhead]
January 11, 2010
VIA EDGAR AND HAND DELIVERY
Amanda Ravitz
Branch Chief-Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Re:	Ameristar Casinos, Inc. Registration Statement on S-4 filed December 8, 2009 File No. 333-163578 & -01 to -11
Dear Ms. Ravitz:
     This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the letter dated December 16, 2009 (the “Comment Letter”), regarding the above-captioned Registration Statement of Ameristar Casinos, Inc. (the “Company” or “we”) on Form S-4 filed with the Securities and Exchange Commission on December 8, 2009 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed concurrently herewith (“Amendment No. 1”). We also are forwarding, via courier, a copy of this letter and three (3) courtesy copies of Amendment No. 1 in paper format marked to show changes from the Registration Statement as originally filed. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text. Please also note that Amendment No. 1 updates and supplements other disclosures as well.
Exhibit 5.1
1.	In the listing of assumptions on page 2, please delete assumptions (b) and (c). We view these statements as legal conclusions that should be opined upon by counsel.
     Amendment No. 1 includes a revised Exhibit 5.1 which has eliminated the assumptions in paragraphs (b) and (c).
2.	We note that counsel’s opinion is limited to the laws of the State of New York. We also note that the subsidiary guarantors are incorporated or organized in Nevada, Mississippi, Iowa, Missouri, Colorado, or Indiana. Please have counsel revise its opinion so that it also covers the laws of those respective jurisdictions or file separate opinions.

     Amendment No. 1 includes separate legal opinions from counsel covering legal matters of Nevada, Mississippi, Iowa, Missouri, Colorado and Indiana. In addition, the Company has revised the disclosure under the caption “Legal Matters” in the Registration Statement to clarify that the Company has been advised as to certain matters relating to (i) the laws of the State of Nevada by Brownstein Hyatt Farber Schreck, LLP; (ii) the laws of the State of Iowa by Dreher, Simpson and Jensen, P.C.; (iii) the laws of the State of Mississippi by Watkins, Ludlam, Winter & Stennis, P.A.; (iv) the laws of the State of Missouri by Sonnenschein, Nath & Rosenthal LLP; (v) the laws of the State of Colorado by Holme Roberts & Owen LLP; and (vi) the laws of the State of Indiana by Bingham McHale LLP.
     We appreciate the Staff’s responsiveness with respect to the Company’s filings and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (702) 567-7048 as soon as possible with any questions regarding the foregoing responses.

Very truly yours,

Peter C. Walsh
Senior Vice President and General Counsel

cc:	J. Nolan McWilliams Mark Lahive, Gibson, Dunn & Crutcher LLP

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